On February 13, 2017, a special meeting of the shareholders of the Yorktown Mid Cap Fund (the “Mid Cap Fund”) was held at the offices of the American Pension Investors Trust’s investment adviser for the purpose of:

Approval of a new investment sub-advisory agreement with Poplar Forest Capital, LLC (“Poplar”) on behalf of the Mid Cap Fund.

For:	1,417,401
Against:	0
Abstained:	0